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                             February 8, 2021

       Naana Asante
       Chief Executive Officer
       Guskin Gold Corp.
       4500 Great America Parkway, PMB 38, Ste 100
       Santa Clara, CA 95054

                                                        Re: Guskin Gold Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2021
                                                            File No. 333-252375

       Dear Ms. Asante:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 25, 2021

       Cover Page

   1. You disclose here that your common stock is currently quoted on the OTCBB. However, as disclosed elsewhere,
we note that your common stock is quoted on the OTC Pink
                                                        Market Place. Please
revise your disclosure to remove references to quotation on the
                                                        OTCBB and clarify that
your common stock is quoted on the OTC Pink. In addition, you disclose that the
selling stockholders may sell common stock at prices established on the
                                                        Over the Counter
Bulletin Board or as negotiated in private transactions. Please note that the Pink Open Market is
not an established public trading market into which a selling stockholder may offer
and sell shares at other than a fixed price. Accordingly, please revise your cover page
disclosure, and make corresponding changes elsewhere in the
                                                        prospectus, to disclose
a fixed price at which the selling shareholder will offer and sell
 Naana Asante
Guskin Gold Corp.
February 8, 2021
Page 2
      shares until your shares are listed on a national securities exchange or quoted on the OTC
      Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameNaana Asante
                                                           Division of
Corporation Finance
Comapany NameGuskin Gold Corp.
                                                           Office of Energy &
Transportation
February 8, 2021 Page 2
cc:       Jessica M. Lockett, Esq.
FirstName LastName